UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ducati Motor Holding S.p.A.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

IT0001278081

(ISIN Number)

                           March 27, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ ( Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

ISIN No. IT0001278081		13G	Page 2 of 6 Pages
1			NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) TPG Motorcycle Acquisition L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER - 0 -
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER - 0 -
WITH	8	SHARED DISPOSITIVE POWER - 0 -
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12			TYPE OF REPORTING PERSON* PN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).	Name of Issuer:

Ducati Motor Holding S.p.A. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Via Cavalieri Ducati, 3

40132 Bologna

Italy

Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G Statement is filed by TPG Motorcycle Acquisition, L.P. (“TPG Motorcycle”).

Items 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of TPG Motorcycle is as follows:

301 Commerce Street, Suite 3300

Fort Worth, Texas 76102

Items 2(c).	Citizenship:

TPG Motorcycle is a Delaware limited partnership.

Item 2(d).	Titles of Classes of Securities:

This Amendment No. 1 to Schedule 13G Statement relates to the Ordinary Shares, no par value, of the Issuer.

Item 2(e).	ISIN Number:

The ISIN number of the Ordinary Shares is IT0001278081.

The Ordinary Shares are also sold in the form of American Depositary Shares (“ADSs”), each ADS representing ten Ordinary Shares. The ADSs are evidenced by American Depositary Receipts which are traded on the New York Stock Exchange and have a CUSIP Number of 246066101.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.
	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.
	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐ Investment company registered under Section 8 of the InvestmentCompany Act.
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership
	(a)	Amount beneficially owned: zero Ordinary Shares.
	(b)	Percent of class: 0%
	(c)	Number of shares as to which such person has:
		(i)	Sole power to vote or to direct the vote: zero.
		(ii)	Shared power to vote or to direct the vote: zero.
		(iii)	Sole power to dispose or to direct the disposition of: zero.
		(iv)	Shared power to dispose or to direct the disposition of: zero.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Page 4 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable.

Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2006

TPG MOTORCYCLE ACQUISITION L.P.
By:	TPG Partners, L.P.
Its General Partner
By:	TPG GenPar, L.P.
Its General Partner

By:	TPG Advisors, Inc.
Its General Partner

By:	/s/ David A. Spuria
Name:	David A. Spuria
Title:	Vice President

Page 6 of 6 Pages